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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☑	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Ruyan, Jerry L.		Hemagen Diagnostics, Inc. (HMGN)
	9468 Montgomery Road	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			April 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Cincinnati, Ohio 45242 (City) (State) (Zip)		☐	Director	☑	10% Owner		☑ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock						G			18,000	D	N/A		390,567		D

	Common Stock		1/29/03				S			30,000	D	$.31		151,725		I (1)

	Common Stock		4/7/03				S			377,717	D	---		12,850		D

	Common Stock		4/7/03				S			12,850	D	$.10		0		D

	Common Stock		4/7/03				S			151,725	D	---		0		I (1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Option		$1.36		4/7/03				S				866,007

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immediately	9/30/09		Common Stock	866,007		---		0		I (1)

Explanation of Responses:

(1) Mr. Ruyan is a 49.9% owner of an ESOP that owns 100% of Redwood Holdings, Inc., the beneficial owner of these securities. After the sales on April 7, 2003, neither Redwood Holdings, Inc. nor Mr. Ruyan have any remaining ownership in Hemagen Diagnostics, Inc.

/s/ Jerry L. Ruyan by Timothy E. Hoberg Attorney-in-fact	4/9/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.